American Bonanza Advancing Work on Gold Recovery Plant

March 8, 2011 – American Bonanza Gold Corp. (TSX: BZA) (“Bonanza” or the “Company”) announces that its contractor, RAM Specialists, has delivered the entire milling and flotation circuits to a facility in Globe, Arizona. Work is currently focused on refurbishing plant components and finalizing engineering for the mill site at the 100% owned Copperstone gold mine in Arizona. The current work includes replacing control panels, pumps and motors, and sandblasting and painting. Work is progressing on updating the engineering plans for the mill and mill foundation. Upon completing the modernization and design work, RAM will transport and reassemble the mill at Copperstone, expected to commence in early April.

Work has also started on the rehabilitation of the existing buildings and other infrastructure at the Copperstone mine site including updating the electrical supply systems. Bonanza has drilled geotechnical holes to obtain information required for designing the foundation for the crushing plant in anticipation of the full construction phase.

The manufacturer of the recently purchased Nordberg cone crusher (see Company news release dated February 28, 2011), J.W. Jones Company, has started fabrication of the main frame of the cone crusher platform. To view photographs of this work, please go to the following link: http://www.americanbonanza.com/s/Copperstone.asp?ReportID=141269. J.W. Jones Company has reported to Bonanza that construction of the cone crusher is on schedule and will be delivered in May, as expected.

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has approximately 180 million shares outstanding and is well financed with no debt and no hedges. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U.S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com